Filed by Quartet Holdco Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Quartet Merger Corp.

Commission File No. for the Related Registration Statement: 333-195910

FOR IMMEDIATE RELEASE

QUARTET MERGER CORP. SHAREHOLDERS APPROVE MERGER WITH PANGAEA LOGISTICS SOLUTIONS LTD.

New York, NY – September 30, 2014 - Quartet Merger Corp. ("Quartet") (NASDAQ:QTET, QTETU) announced today that its stockholders approved the merger between Quartet and privately-held Pangaea Logistics Solutions Ltd (“Pangaea”). The vote to approve the merger took place at the Special Meeting of Quartet’s Stockholders (the “Meeting”), which was held on September 29, 2014.

The parties will seek to consummate the transaction as soon as all remaining closing conditions have been satisfied or waived.  However no assurance can be given that such conditions will in fact be satisfied or waived.

Of the shares voted at the Meeting, approximately 92.1% voted in favor of approving the plan of merger.

Stockholders also approved, among other matters, other amendments including changing Quartet’s name to Pangaea Logistics Solutions Ltd. and an adoption of the 2014 Share Incentive Plan.

The exact tally of the votes was included in a Current Report on Form 8-K filed by Quartet with the Securities and Exchange Commission.

About Pangaea Logistics Solutions Ltd.

Pangaea Logistics Solutions Ltd. (“Pangaea” or the “Company”) provides logistics services to a broad base of industrial customers who require the transportation of a wide variety of dry bulk cargoes, including grains, pig iron, hot briquetted iron, bauxite, alumina, cement clinker, dolomite, and limestone. The Company addresses the transportation needs of its customers with a comprehensive set of services and activities, including cargo loading, cargo discharge, vessel chartering, and voyage planning. Learn more at www.pangaeals.com.

About Quartet Merger Corp.

Quartet was incorporated in Delaware on April 19, 2013 as a blank check company whose objective is to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On November 1, 2013, Quartet consummated its initial public offering (“IPO”) of 8,400,000 units, each unit consisting of one share of common stock and one right to automatically receive one-tenth of one share of common stock upon consummation of an Initial Business Combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $84,000,000. On November 5, 2013, Quartet consummated the sale of an additional 1,260,000 units that were subject to the underwriters’ over-allotment option, for aggregate additional proceeds of $12,600,000. Simultaneously with each of the consummation of the IPO and the exercise of the over-allotment option, Quartet consummated a private placement of an aggregate of 608,125 units to its Sponsors and EarlyBirdCapital, Inc., the representative of the underwriters of its IPO, and their respective designees. The private units were sold at an offering price of $10.00 per unit, generating gross proceeds of $6,081,250. Of the net proceeds from Quartet’s IPO (including the exercise of the over-allotment option), $92,410,500, plus $6,081,250 received from the Private Placement for an aggregate of $98,491,750, was placed in a trust account. As of June 30, 2014, Quartet held approximately $98,500,000 in a trust account maintained by an independent trustee, which will be released upon the consummation of the transaction with Pangaea.

Jefferies LLC is the lead advisor in connection with the merger and will receive a fee in connection therewith. In addition, EarlyBirdCapital, Inc. acted as managing underwriter of Quartet’s IPO and as Quartet’s investment banker and will receive a fee upon consummation of the merger. Quartet and its directors and executive officers, as well as Jefferies LLC and EarlyBirdCapital, may be deemed to be participants in the solicitation of proxies for the special meeting of Quartet stockholders to be held to approve the merger. Stockholders are advised to read Quartet’s definitive proxy statement/prospectus, as supplemented, in connection with the solicitation of proxies for the special meeting because these documents contain important information. The definitive proxy statement/prospectus and supplement were mailed to stockholders of record as of August 27, 2014. Stockholders will also be able to obtain a copy of the proxy statement/prospectus and supplement, without charge, by directing a request to: Quartet Merger Corp., 777 Third Avenue, 37th Floor, New York, NY 10017. The definitive proxy statement/prospectus and supplement can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Safe Harbor Language

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Pangaea’s and Quartet’s managements’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of Pangaea’s business. These risks, uncertainties and contingencies include: business conditions; weather and natural disasters; changing interpretations of GAAP; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments; requirements or changes adversely affecting the business in which Pangaea is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of logistics and shipping services; general economic conditions; geopolitical events and regulatory changes; the possibility that the merger does not close, including due to the failure of closing conditions; and other factors set forth in Quartet’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Neither Quartet nor Pangaea is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

CONTACT:

Quartet Merger Corp. Eric Rosenfeld Chairman and CEO (212) 319-7676

David Sgro

Chief Financial Officer (212) 319-7676

-OR-

INVESTOR RELATIONS:

Prosek Partners

Thomas Rozycki

Managing Director

(212) 279-3115 x208 / trozycki@prosek.com